HIP ENERGY CORPORATION
(A Development Stage Company)

Consolidated Financial Statements
(Expressed in US dollars)

November 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HIP Energy Corporation
Vancouver, British Columbia

We have audited the accompanying consolidated balance sheet of HIP Energy Corporation and its subsidiaries (collectively, the “Company”) as of November 30, 2011, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements of the Company present fairly, in all material respects, its consolidated financial position as of November 30, 2011, and the results of its consolidated operations and cash flows for the year then ended, in conformity with Canadian generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has incurred a series of net losses resulting in negative working capital as of November 30, 2011. These conditions raise substantial doubt as to the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at November 30, 2010 and for the years ended November 30, 2010 and 2009 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 30, 2011.

/s/ MaloneBailey, LLP
MaloneBailey, LLP
Houston, Texas
March 29, 2012

HIP Energy Corporation
(A Development Stage Company)
Consolidated Balance Sheets
(Expressed in US dollars)

	November 30,	November 30,
	2011	2010
	$	$
ASSETS
Current Assets
Cash	7,787	35,290
HST recoverable	9,928	8,074
Prepaid expenses	547	547
Total Current Assets	18,262	43,911
Equipment (Note 3)	28,443	36,243
Exploration Advances (Note 4)	–	210,000
Oil and Gas Properties (Note 4)	65,000	127,500
Total Assets	111,705	417,654

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
Current Liabilities
Accounts payable and accrued liabilities	80,275	44,764
Due to related parties (Note 8)	352,517	25,762
Advances payable – related parties (Note 8)	63,707	63,714
Total Liabilities	496,499	134,240
Stockholders’ (Deficiency) Equity
Capital Stock (Note 6) Authorized: unlimited number of common shares, without par value unlimited number of preferred shares, without par value Issued: 60,727,660 common shares	4,409,168	4,409,168
Contributed Surplus	10,346	10,346
Accumulated other comprehensive loss	(111,935)	(111,935)
Deficit accumulated during the development stage	(4,692,373)	(4,024,165)
Total Stockholders’ (Deficiency) Equity	(384,794)	283,414
Total Liabilities and Stockholders’ (Deficiency) Equity	111,705	417,654
Nature of operations and ability to continue as a going concern (Note 1)
Commitments (Notes 4, 5 and 9)

Approved on behalf of the Board:

“Richard Coglon”	“James Chui”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US dollars)

	Years ended November 30,
	2011	2010	2009
	$	$	$

EXPENSES
Amortization	7,800	2,757	–
Bank charges and interest	3,691	4,731	407
Consulting and secretarial (Note 8)	12,000	151,278	–
Finders’ fees	–	800	–
Foreign exchange loss (gain)	(310)	8,897	18
Impairment of oil and gas property	62,500	–	–
Management fees (Note 8)	289,992	169,644	1,736
Oil and gas exploration expenses	210,000	–	–
Office and miscellaneous	8,760	57,191	6,226
Professional fees	66,723	169,137	43,904
Shareholder information	680	10,608	622
Transfer agent and regulatory fees	2,980	6,800	4,506
Travel and promotion	3,392	79,095	–
Well bore technology expenses	–	98,374	–

Net loss for the period	(668,208)	(759,312)	(57,419)

Other comprehensive loss

Foreign currency translation adjustment	–	–	(12,588)

Comprehensive loss for the year	(668,208)	(759,312)	(70,007)

Basic and diluted loss per share	(0.01)	(0.02)	(0.01)

Weighted average shares outstanding	60,727,660	42,650,696	3,978,774

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

	Years ended November 30,
	2011	2010	2009
	$	$	$
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss for the period	(668,208)	(759,312)	(57,419)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	7,800	2,757	–
Donated services	–	1,115	4,433
Foreign exchange	(31)	2,509	3,532
Exploration advances expensed	210,000	–	–
Impairment of oil and gas property	62,500	–	–

Changes in non-cash working capital items
HST recoverable	(1,854)	(6,794)	(1,084)
Due to related parties	326,755	25,762	–
Prepaid expenses	24	(547)	–
Accounts payable and accrued liabilities	35,511	785	31,865

Net cash used in operating activities	(27,503)	(733,725)	(18,673)

INVESTING
Acquisition of equipment	–	(39,000)	–
Exploration advances	–	(210,000)	–
Acquisition of oil and gas properties	–	(122,500)	–

Net cash flows used in investing activities	–	(371,500)	–

FINANCING
Advances payable – related parties	–	–	(23,540)
Capital stock issued for cash	–	1,129,000	50,000

Net cash flows provided by financing activities	–	1,129,000	26,460

NET CASH (OUTFLOWS) INFLOWS	(27,503)	23,775	7,787

CASH, BEGINNING OF PERIOD	35,290	11,515	3,728

CASH, ENDING OF PERIOD	7,787	35,290	11,515

Cash paid for income taxes during the period	–	–	–
Cash paid for interest during the period	–	–	–

Non-cash transactions – Note 10

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficiency)
(Expressed in US dollars)

					Deficit
				Accumulated	Accumulated
				Other	During the
			Contributed	Comprehensive	Development
	Shares	Amount	Surplus	loss	Stage	Total
	#	$	$	$	$	$

Balance – November 30, 2008	1,211,660	3,225,168	4,798	(99,347)	(3,207,434)	(76,815)
Private placement at $0.01 per share	5,000,000	50,000	–	–	–	50,000
Donated services	–	–	4,433	–	–	4,433
Foreign currency translation adjustment	–	–	–	(12,588)	–	(12,588)
Net loss for the year	–	–	–	–	(57,419)	(57,419)
Balance – November 30, 2009	6,211,660	3,275,168	9,231	(111,935)	(3,264,853)	(92,389)
Shares issued for the acquisition of oil and gas properties – Note 4	20,000,000	5,000	–	–	–	5,000
Shares issued for the acquisition of an intangible asset – Note 5	30,000,000	–	–	–	–	–
Shares issued for cash at $0.25 per share	2,416,000	604,000	–	–	–	604,000
Shares issued for cash at $0.25 per share	2,100,000	525,000	–	–	–	525,000
Donated Services	–	–	1,115	–	–	1,115
Net loss for the year	–	–	–	–	(759,312)	(759,312)
Balance – November 30, 2010	60,727,660	4,409,168	10,346	(111,935)	(4,024,165)	283,414
Net loss for the year	–	–	–	–	(668,208)	(668,208)
Balance – November 30, 2011	60,727,660	4,409,168	10,346	(111,935)	(4,692,373)	(384,794)

The accompanying notes are an integral part of these consolidated financial statements

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN

HIP Energy Corporation (the “Company”) was incorporated on June 22, 1983, and on November 17, 2009, the Company changed its name from Bradner Ventures Ltd. to HIP Energy Corporation. The Company is currently a reporting issuer under the security laws of British Columbia and Alberta, Canada and its common shares are listed on the OTC Bulletin Board under the trading symbol "HIPCF". The Company is a development stage company. The Company’s current business is to increase the production of proven but unproductive wells, or to increase production from damaged, uneconomical, and stripper well bores using the HIP Downhole Process Technology (“the Technology”) (Notes 4 and 5). The Company did not previously have an operating business.

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in Canada, and are expressed in US dollars. The Company incorporated a wholly- owned subsidiary HIP Energy (Texas), Inc. (“HIP Texas”), on February 12, 2010 in Texas to facilitate the acquisition of the Well Bores as described in Note 4. The Company also incorporated a wholly-owned subsidiary HIP Energy (Nevada) Corporation (“HIP Nevada”), on March 11, 2010 in Nevada to facilitate the acquisition of the exclusive worldwide license for use of the Technology as described in Note 5. The financial statements include accounts of the Company and its wholly-owned subsidiaries, HIP Texas and HIP Nevada. As a result of these transactions, there was a change in control of the Company; the transferors of the well bores together control 65.8% of the Company. All intercompany transactions and balances have been eliminated. The Company’s fiscal year-end is November 30.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At November 30, 2011, the Company has negative working capital, accumulated operating losses of $4,692,373 since its inception and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

The operations of the Company have primarily been funded by the issuance of capital stock. Continued operations of the Company are dependent on the Company's ability to raise funds through debt financing, complete equity financings or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings. Such financings may not be available or may not be available on reasonable terms. The consolidated financial statements contain no adjustments that reflect the outcome of this uncertainty.

Oil and gas properties are recognized in these financial statements in accordance with accounting policies outlined in Note 2. Accordingly, their carrying amounts represent costs incurred to date and do not necessarily reflect present or future values.

Change in Functional Currency

On March 30, 2010, the Company completed the acquisition of certain Well Bores and a Technology License, both of which are located in the United States. Subsequent to the acquisitions, the Company’s operations, fundraising activities, and any future revenues will be denominated in United States (“US”) dollars. As a result of this change in circumstances, the Company undertook a review of the functional currency exposures of all of its business units according to CICA Section 1651 Foreign Currency Translation and concluded that its functional currency is now predominately the US dollar. Prior to March 30, 2010, the Company’s functional currency was the Canadian dollar. The change in functional currency is accounted for prospectively from March 30, 2010 and prior period financial statements have not been re-measured for the change in functional currency. As a result of this change, the operations of the Company and its subsidiaries have been translated to U.S. dollars on a prospective basis. Monetary assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated into U.S. dollars using the historical exchange rates. Revenues and expenses are translated at the average exchange rate during the period. Foreign exchange gains and losses are included in the consolidated statement of operations.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

1.	NATURE OF OPERATIONS AND ABILITY TO CONTINUE AS A GOING CONCERN (Continued)

Change in Reporting Currency

The Company elected to adopt the U.S. dollar as its reporting currency effective March 30, 2010 to better reflect its business. Prior year’s financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the reporting currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the applicable balance sheet dates and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

The cumulative impact of the change in reporting currency was to increase accumulated other comprehensive loss by $111,935 at March 30, 2010.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and the requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 13.

The consolidated financial statements have, in management’s opinion, been properly prepared within the framework of the significant accounting policies summarized below:

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of oil and gas properties, plant and equipment, site restoration costs, valuation of future income tax assets and assumptions used in determining the fair value of non-cash stock-based compensation. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

Foreign Currency Translation

Monetary items denominated in foreign currencies are translated into US dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains and losses arising from the translations are included in operations. (Note 1)

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs incurred in exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and general and administration costs directly related to exploration and development activities.

Capitalized costs are accumulated and depleted on the unit-of-production method based on estimated proven reserves as determined by independent petroleum engineers. No amortization of capitalized costs has been recorded in the year ended November 30, 2011 as the Company has not yet established any proven reserves.

Costs associated with properties having unproven reserves are excluded from the depletion and amortization calculation. These costs are assessed periodically to determine whether impairment has occurred. When proven reserves are assigned or if the property is considered to be impaired, the costs associated with the property are added to the costs subject to depletion and amortization.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment

Equipment is stated at cost, net of accumulated depreciation. Depreciation is computed by using the straight-line method at rates based on the estimated useful lives of the various classes of property, plant and equipment. The current estimated useful life of the equipment is 5 years. Estimates of useful lives are based upon a variety of factors including durability of the asset, the amount of usage that is expected from the asset, the rate of technological change and the Company’s business plans for the asset. Should the Company change its plans with respect to the use and productivity of the equipment, it may require a change in the useful life of the asset or incur a charge to reflect the difference between the carrying value of the asset and the proceeds expected to be realized upon the asset’s sale or abandonment. Expenditures for maintenance and repairs are expensed as incurred and significant major improvements are capitalized and depreciated over the estimated useful life of the asset.

Impairment of Long-lived assets

The Company reviews oil and gas properties for impairment on a periodic basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses on long-lived assets are recognized when these events or changes in circumstances indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and, accordingly, all or a portion of such carrying value may not be recoverable. Management does not have any future plans to continue development on the Opal Well and therefore recognized an impairment loss of $62,500 during the year ended November 30, 2011.

Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, and development and (or) normal use of the assets. The amount of the obligation is included in the carrying value of the asset and is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The asset retirement obligation for the wellbores owned by the Company rests solely with the operator of the respective wellbores and thus no asset retirement obligation was accrued at November 30, 2011 and 2010.

Income Taxes

The Company follows the asset and liability method for determining income taxes. Under this method, future income tax assets and liabilities are recognized for temporary differences between the carrying amounts for financial statement purposes and the tax basis for certain assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be settled. The tax effects of changes in these temporary differences are recognized in income in the period in which they occur.

Stock – Based Compensation

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. The Company does not estimate stock option forfeitures but rather, accounts for forfeitures as they occur. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus are recorded in share capital.

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflect the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation, as the effect would be anti-dilutive. Basic and diluted loss per share are the same for the years presented.

For the years ended November 30, 2011, 2010 and 2009, there were no potentially dilutive common shares relating to stock options and warrants outstanding.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company follows CICA Handbook Section 1530 “Comprehensive Income” which establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be included on the balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in either the Consolidated Statements of Operations or Comprehensive Loss.

In accordance with this standard, the Company has classified its financial instruments as follows:

The Company classifies and measures its financial instruments as follows:

Cash is classified as “held-for-trading” which is measured at fair value initially and in subsequent periods;

Accounts payable, accrued liabilities, due to related parties and advances payable are classified as other financial liabilities and are measured at fair value at inception. Subsequent valuations are recorded at amortized cost using the effective interest rate method.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company is currently assessing the impact of the above new accounting standards on the Company’s financial positions and results of operations.

The CICA handbook Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, “Consolidated and Separate Financial Statements”. These standards are effective for the Company for and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

The CICA handbook Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”, establishes standards for the accounting for a business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, “Business Combinations”. This standard is effective for and annual financial statements beginning on January 1, 2011. Early adoption is permitted. The Company has not yet determined the impact of the adoption of these changes on its financial statements.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

3.	EQUIPMENT

	Accumulated	November 30,	November 30,
Cost	Amortization	2011	2010
$ 39,000	$ 10,557	$ 28,443	$ 36,243

The Company recognized amortization expense of $7,800 (2010 - $2,757; 2009 - $0) during the year ended November 30, 2011.

4.	OIL AND GAS PROPERTIES

	Texas Well Bores

	Opal	Other	Peak Wells	Total

Acquisition
Cash	$62,500	$–	$60,000	$122,500
Shares	–	5,000	–	5,000
Impairment	(62,500)	–	–	(62,500)

	$–	$5,000	$60,000	$65,000

Opal and other Well Bores

On March 30, 2010, the Company acquired all rights, title and interest in and to 50 well bores located in West Texas, and 1 well bore (the “Opal Well”) located in Central Texas. In addition, the Company will, within 12 months, be transferred title to an additional 41 wells and well bores located in East Texas and 60 wells and well bores located in West Louisiana. The Company issued 20,000,000 shares of common stock as consideration for the sale and transfer of the initial 52 well bores in West and Central Texas and the 41 East Texas and 60 Louisiana well bores. $5,000 was assigned as the purchase price of the well bores using carryover basis of accounting (being the amount that the well bores were carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 5, control the Company subsequent to the transactions. In consideration of the transfer of the Opal Well, the Company agreed to pay consideration totaling $250,000 consisting of accrued development, equipment and lease operating costs incurred on the Opal Well. The Company paid $62,500 and the balance of these costs will be paid on a declining basis from any oil and gas production revenues received by the Company as generated on the Opal Well in excess of 20 bbl oil or gas equivalent per day, using the HIP Downhole Process Technology. The Company has not recorded an accrued liability for the balance of the costs owed given that they are contingent on oil and gas production. During the year ended November 30, 2011, the Company recognized an impairment loss of $62,500 related to the Opal Well.

Peak Well Bores

On January 1, 2010, the Company entered into a joint operating agreement with a company to operate and develop the Well Bores using the HIP Downhole Technology. The Company forwarded $60,000 as a deposit on the Peak Well Bores (the “Peak Wells”).

Exploration Advances

As at November 30, 2010, the Company had advanced $210,000 to the well bores operator for specific property use but which had yet to be spent as of that date. These funds were spent during the year ended November 30, 2011.

5.	HIP DOWNHOLE PROCESS TECHNOLOGY

On March 30, 2010, the Company completed the acquisition of the worldwide exclusive rights to the proprietary HIP Downhole Process Technology (“the Technology”). The Technology is proprietary downhole oil and gas technology designed and developed to increase oil and gas production from non-commercial, uneconomic, depleted or damaged well bores and oil and gas reservoirs. In consideration for the grant of the License Agreement, the Company issued 30,000,000 shares of common stock and agreed to pay an annual royalty fee equal to 25% of net revenue from income associated with its use and application. The purchase price allocated to the technology was assigned a value of $Nil using carryover basis of accounting (being the amount that the technology was carried in the accounts of the transferor) as the transferor, together with the transferor in the transaction discussed in Note 3, control the Company subsequent to the transactions.

In April 2010, the Company entered into a joint operating agreement with an operator to develop the Well Bores using the Technology. In consideration for their services, the operator will be granted a 10% working interest in any of the Well Bores that the HIP Downhole Process Technology is applied to.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

6.	CAPITAL STOCK

On October 20, 2009, the Company increased its authorized capital to an unlimited number of common shares and an unlimited number of preferred shares.

Common Shares

The common shares of the Company are all of the same class, are voting and entitle stockholders to receive dividends. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

	a)	On May 12, 2009, the Company completed a private placement with a director of the Company for the purchase of 5,000,000 common shares for proceeds of $50,000.

	b)	On November 19, 2009, the Company undertook a 5:1 reverse stock split of the issued and outstanding common and preferred stock.

	c)	On March 29, 2010, the Company issued 30,000,000 shares of common stock for the worldwide exclusive rights to the proprietary “HIP Down Hole Oil and Gas Enhancement Technology”. (Note 5)

	d)	On March 29, 2010, the Company issued 20,000,000 shares of common stock to acquire all rights, title and interest in and to various oil and gas assets in Texas and Louisiana. (Note 4)

	e)	On April 16, 2010, the Company issued 2,416,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $604,000.

	f)	On April 30, 2010, the Company issued 2,100,000 shares of common stock pursuant to a private placement. The Company received $0.25 per share of common stock for total proceeds of $525,000.

Preferred Shares

The preferred shares of the Company may be issued in one or more series and may be designated as voting or non-voting and cumulative or non-cumulative. Upon liquidation or wind-up, stockholders are entitled to participate equally with respect to any distribution of net assets before any distribution is made to the holders of the common shares. The Company had no preferred shares outstanding at November 30, 2011 and 2010.

Stock Options

The Company, from time to time, allows officers, key employees and non-employee directors to be granted options to purchase shares of the Company’s authorized but un-issued common stock. Options currently expire no later than 10 years from the grant date and generally vest on the date of grant. These options are granted with an exercise price equal to the market price of the Company’s common stock on the date of the grant. The Company had no options outstanding as at November 30, 2011 and 2010.

7.	CAPITAL DISCLOSURES

In the management of capital, the Company includes cash in the definition of capital.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to seek and identify suitable business opportunities or business combinations in Canada or the United States of America. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company places its cash with institutions of high credit worthiness. At November 30, 2011, the Company had cash of $7,787 (2010 – $35,290).

The Company has identified business opportunities as noted in Notes 4 and 5. The Company will continue to assess new opportunities and seek to acquire business if it feels there are sufficient benefits to the Company and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes made to the capital management policy during the year.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

8.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties, which are measured at the exchange amount, being the amount established and agreed to by the related parties.

	a)	During the year ended November 30, 2011, the Company incurred $289,992 (2010 – $169,644, 2009 – $1,736) for management fees to directors, officers and private companies controlled by them.

	b)	During the year ended November 30, 2011, the Company incurred $12,000 (2010 – $1,000, 2009 - $Nil) in consulting fees to officers.

	c)	As at November 30, 2011, the Company owes $49,005 (CDN$50,000) (2010 – $49,010 (CDN$50,000)) to a director for advances, which are unsecured, non-interest bearing and payable on demand.

	d)	As at November 30, 2011, the Company owes $352,517 (2010 – $25,762) to directors for accrued management fees, which are unsecured, non-interest bearing and payable on demand.

e)

As at November 30, 2011, the Company owes $14,702 (CDN$15,000) (2010 – $14,704 (CDN$15,000)) to a private company owned by a shareholder for advances, which are unsecured, non-interest bearing and payable.

9.	COMMITMENTS

a)

Pursuant to the acquisitions of the Well Bores and the HIP Downhole Process Technology, the Company entered into an agreement with an individual to issue 80,000 shares of common stock as a finders’ fee. As at November 30, 2011, the shares had not been issued.

b)

The Company entered into several management and consulting agreements with directors and officers in which the Company agreed to pay aggregate monthly fees of $24,166. The monthly fees will increase to an aggregate of $56,666 within 30 days of the Company completing a private placement of $4,000,000 or the Company having achieved 30 days of continuous production of an average of 20 bbls of oil per day per well, or a combined oil and gas equivalent, from a minimum of 10 wells forming part of a 10 well unit on which the Company has successfully applied the HIP Downhole Process Technology. The term of all the agreements is 2 years, with the exception with the President’s agreement, which is 3 years. In addition, stock options will be granted to acquire up to 4,000,000 shares of common stock at $0.25 per share for a period of five years.

10.	NON-CASH TRANSACTIONS

	Years Ended November 30,
	2011	2010	2009
	$	$	$
Shares issued for acquisition of intangible assets (Note 5)	–	–	–
Shares issued for acquisition of Oil and gas properties (Note 4)	–	5,000	–
Donated services	–	1,115	4,433

11.	RISK MANAGEMENT

Overview

The Company is engaged primarily in the oil and gas drilling and exploration field and accordingly it may be at risk for environmental issues and fluctuations in commodity pricing relating to the oil and gas drilling and exploration industry. The Company is subject to state and federal environmental regulations. Management has designed procedures and policies to provide for environmental compliance however, due to the diversity of environmental laws and regulations, compliance at all times cannot be assured.

Although management has taken steps to verify title on the properties on which it conducts exploration and in which it has an interest, these procedures may not guarantee the Company’s title. Property title may be at risk from unregistered prior agreements, unregistered claims, other land claims and non-compliance with regulatory and environmental requirements.

The Company has exposure to the following risks from its use of financial instruments:

Credit risk

Liquidity and funding risk

Market risk

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

11.	RISK MANAGEMENT (Continued)

The Board of Directors approves and monitors the risk management processes.

	a)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counter party to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is on its cash and amounts receivable.

Cash consists of cash bank balances. The Company manages the credit exposure related to cash by holding its funds with reputable financial institutions.

Amounts receivable consist of HST recoverable. The Company’s maximum credit exposure for cash and amounts receivable is the carrying value of $17,715 (2010 - $43,364).

	b)	Liquidity and Funding Risk

Liquidity and funding risk is the risk that the Company will not have sufficient capital to meet short-term operating requirements, after taking into account the Company’s holdings of cash.

As at November 30, 2011, the Company’s working capital deficiency is $478,237. In the case of cash deficits arising from exploration commitments and general operating budgets, the Company will have to seek debt or equity financing. There are no assurances that such financing will be available on terms acceptable to the Company.

The Company determined that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash. The Company’s cash is invested in business accounts and is available on demand.

	c)	Market Risk

		i)	Interest Rate Risk:

Interest rate risk is the risk arising from the effect of changes in prevailing interest rates on the Company’s financial instruments.

The Company had $7,787 in cash at November 30, 2011. The bank account is not an interest bearing bank account and currently the Company does not hold any investments or financial liabilities on which interest accrues, and is therefore not subject to a significant amount of interest rate risk.

		ii)	Foreign Currency Risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. The Company’s functional and reporting currency is the US dollar. The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in United States of America and Canada and holds cash in US and Canadian dollar currencies in line with forecasted expenditures. The Company’s main risk is associated with fluctuations in the Canadian dollar and assets and liabilities are translated based on the foreign currency translation policy.

The Company’s net exposure to the Canadian dollar on financial instruments is as follows:

	November 30,	November 30,
	2011	2010

Cash	$4,465	$69
HST recoverable	9,928	8,074
Accounts payable and accrued liabilities	(61,974)	(43,530)

	$(47,581)	$(35,387)

The Company has determined that an effect of a 10% increase or decrease in the Canadian dollar against the US dollar on financial assets and liabilities, as at November 30, 2011, including cash, HST recoverable, accounts payable and accrued liabilities, due to related parties and advances payable denominated in Canadian dollar, would result in an insignificant change to the net loss and comprehensive loss for the year ended November 30, 2011. At November 30, 2011, the Company had no hedging agreements in place with respect to foreign exchange rates.

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

11.	RISK MANAGEMENT (Continued)

iii)	Commodity Price Risk:

Commodity price risk is the risk of financial loss resulting from movements in the price of the Company’s commodity inputs and outputs. The Company’s risk relates primarily to the expected output to be produced at its oil and gas properties described in Note 4 of these consolidated financial statements of which significant production is not expected in the near future.

12.	INCOME TAXES

A reconciliation of income tax recovery at statutory rates with the reported income tax recovery is as follows:

	2011	2010	2009

Basic statutory and provincial income tax rate	26.67%	28.63%	30.04%

Net loss	$(668,208)	$(759,312)	$(57,419)

Expected income tax recovery on net loss, before income tax	$178,000	$217,000	$17,000
Differences due to recognition of items for tax purposes:
Foreign income taxed at other than CAD stat rate	23,000	22,000	–
Effects of reduction in statutory rate	(6,000)	(4,000)	(19,000)
Permanent differences	–	–	(3,000)
Expiry of non-capital loss carry forward	–	–	(37,000)
Change in valuation allowance	(195,000)	(235,000)	42,000

Total income tax recovery	$–	$–	$–

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Non-capital losses carried forward	$498,000	$303,000
Exploration expenses	237,000	237,000
Capital loss carry-forwards	91,000	91,000
	826,000	631,000
Valuation allowance	(826,000)	(631,000)
Net future income tax assets	$–	$–

As at November 30, 2011, the Company has accumulated Canadian and foreign exploration costs totaling $898,000 and non-capital losses totaling $1,818,000. The Company also has $758,000 of capital losses which may be applied to future capital gains, which may be carried forward to apply against future years’ income for Canadian income tax purposes. As at November 30, 2011, the Company has accumulated net operating losses in United States totaling $619,000. Potential benefits of these losses and exploration costs have not been recognized in these financial statements because the Company cannot be assured it is more likely than not they will be utilized in future years. The non-capital losses expire as follows:

	Canada	United States	Total

2014	$49,000	$–	$49,000
2015	70,000	–	70,000
2026	57,000	–	57,000
2027	61,000	–	61,000
2028	47,000	–	47,000
2029	65,000	–	65,000
2030	457,000	344,000	801,000
2031	393,000	275,000	668,000

	$1,199,000	$619,000	$1,818,000

HIP Energy Corporation
(A Development Stage Company)
Notes to the Consolidated Financial Statements
November 30, 2011
(Expressed in US dollars)

12.	INCOME TAXES (Continued)

For income tax purposes, the Company reports certain transactions in different periods than reported for financial statement purposes. The Company has incurred operating losses since its inception and, therefore, no tax liabilities have been incurred for the years presented.

13.	SUBSEQUENT EVENT

The Company received a loan of $400,000 under a Loan Agreement dated March 1, 2012, bearing interest at the Prime Rate plus 1%. The Prime Rate is the floating annual rate of interest based upon the HSBC Bank of Canada rate. The loan matures in March 2014.

14.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are no material differences between Canadian GAAP and United States GAAP on the balance sheets and statements of operations and comprehensive loss, and cash flows.

Development stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to a development stage enterprise as the Company is devoting its efforts to establishing commercial viability related to the Hip Downhole Process Technology. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these consolidated financial statements.

Income taxes

Under US GAAP the provisions prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The requirement also provides guidance on de-recognition, classification, interest and penalties, accounting in periods and disclosure. In accordance with the provisions, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The accounting policy did not result in a material impact on the Company's consolidated financial position or results of operations.

The Company’s tax returns are subject to tax examinations by tax authorities until the respective statute of limitation. It is subject to tax examinations by tax authorities for all taxation years commencing on or after 2006. Management’s analysis of ASC 740 supports the conclusion that the Company does not have any accruals for uncertain tax positions as of November 30, 2011. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.